Exhibit 3-E

                           METROPOLITAN EDISON COMPANY

                       RESTATED ARTICLES OF INCORPORATION

I.       The name of the Company is METROPOLITAN EDISON COMPANY.

II. The location and post office address of the registered office of the Company in the Commonwealth of Pennsylvania is:

                              2800 Pottsville Pike
                               Muhlenberg Township
                        Berks County, Pennsylvania 19605

III.     The purposes for which the Company is incorporated are as follows:

         A. The production, generation, manufacture, transmission, transportation, distribution, furnishing and supply of electricity to or for the public.
         B. The engaging in all other lawful business for which corporations may be incorporated under the Business Corporation Law of 1988.

IV.      The term of existence of the Company shall be perpetual.

V. The aggregate number of shares which the Company shall have authority to issue shall be:

         A.       900,000 shares of Common Stock without par value; and

         B. 10,000,000 shares of Preferred Stock, without par value, having a maximum aggregate stated value of $250,000,000.

VI. The board of directors shall have the authority to determine the designations, preferences, voting powers, qualifications, limitations, restrictions, and special or relative rights in respect of any class or series of the Preferred Stock.

VII. If authorized by the board of directors of the Company, any or all classes or series of shares, or any part thereof, may be uncertificated shares, except that with respect to any outstanding shares of the Company represented by a certificate, such shares shall not be uncertificated shares until the certificate is surrendered to the Company.